September 25, 2020

Via EDGAR and E-mail

Bonnie Baynes

Mark Brunhofer

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Equitable Financial Life Insurance Company

Form 10-K for the fiscal year ended December 31, 2019

Filed March 12, 2020

File No. 000-20501

Dear Ms. Baynes and Mr. Brunhofer:

We have received and reviewed your letter dated September 16, 2020 regarding the above referenced filing of Equitable Financial Life Insurance Company (the “Company”).

To assist in your review of our responses to the comments set forth in the letter, we have set forth below in bold italics the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the letter, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2019

Table of Contents, page i

1.

Please represent to us that in future filings you will include the quantitative and qualitative disclosures about market risk as required by Item 7A of Form 10-K, Part I Item 3 of Form 10-Q and Item 305 of Regulation S-K. Otherwise, tell us why that disclosure is not applicable as indicated in your June 30, 2020 Form 10-Q, including reference to the guidance you rely upon to exclude the disclosure, or tell us how your current disclosures provide the requisite information.

Response: The Company acknowledges the Staff’s comment and will include in future filings the quantitative and qualitative disclosures about market risk as required by Item 7A of Form 10-K.

Notes to the Consolidated Financial Statements Note 1: Organization Discontinued Operations, page 73

2.

We note that in 2018 you reduced to operate as a single reportable segment, and that your business section discloses that you offer a variety of products. Please revise future filings to provide revenues for each product and service, or each group of similar products and services, or tell us why you believe the disclosures are not required. Refer to ASC 280-10-50-40 to 40-42 and be advised that these entity-wide disclosures requirements apply to all public entities, including those with one segment. If providing the information is impracticable, please disclose that fact.

Response: The Company acknowledges the Staff’s comment and will include the referenced disclosure in future filings.

Schedule I Summary of Investments - Other Than Investments in Related Parties, page 140

3.

The carrying values of your fixed maturity investments on this schedule are reflected at the cost of these securities. As these investments are carried at fair value on your balance sheet as available for sale securities, please represent to us that in future filings you will properly reflect the carrying values at their fair values.

Response: The Company acknowledges the Staff’s comment and will include the referenced disclosure in future filings.

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the reports and other filings it makes with the Commission.

We are hopeful that we have adequately addressed the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me.

Yours Sincerely,

/s/ Anders Malmstrom

Anders Malmstrom

Chief Financial Officer